December 30, 2011

Bryan Pitko, Staff Attorney
Michael Rosenthal, Staff Attorney
U.S. Securities and Exchange Commission
1000 F Street, N.E.
Washington, D.C. 20549

Re:          Physicians Healthcare Management Group, Inc.
Amendment No. 2 to Registration Statement on Form 10
File No. 000-5481

Dear Messrs. Pitko and Rosenthal:

In connection with the Physicians Healthcare Management Group, Inc. (the “Registrant”), a Nevada corporation, registration on Form 10 (the “Filing”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of its common stock, your October 22, 2011 Comment Letter has requested the Registrant to provide a written statement acknowledging the following:

~           Registrant is responsible for the adequacy and accuracy of the disclosure in the Filing;
~           Staff Comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and
~           The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant and the undersigned Chairman and President of the Registrant, do so acknowledge.

Very truly yours,

Robert Trinka
Chairman and President